September 23, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Scott Anderegg, Staff Attorney

   Mara Ransom, Office Chief

Re:	Hometown International, Inc.

Amendment No. 1 to Registration Statement on Form S-1 filed July 7, 2020

Supplemental Response

Filed July 31, 2020

File No. 333-238999

Dear Mr. Anderegg and Ms. Ransom:

On behalf of Hometown International, Inc., a Nevada corporation (the “Company”), we hereby file with Securities and Exchange Commission (the “Commission”) an amended registration statement on Form S-1/A (the “Amended Registration Statement”) in response to the Commission’s comments, dated August 26, 2020, with reference to the Company’s Registration Statement on Form S-1 filed with the Commission on June 8, 2020, as amended on July 7, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Amendment No. 1 to Form S-1 filed July 7, 2020

Prospectus Cover page, page i

1.	We note your disclosure that the shares will be sold at the fixed price of $6.50 until such time as your shares are quoted in the over-the-counter market or listed on any national securities exchange or automated interdealer quotation system. Please revise to state that the shares will be sold at the fixed price of $6.50 until your shares are quoted on the over- the-counter bulletin board ("OTCBB"), or the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system. Please also revise your Plan of Distribution disclosure accordingly.

Response: The Prospectus Summary and the Plan of Distribution in the Amended Registration Statement have been revised to state that the shares will be sold at the fixed price of $6.50 until the shares are quoted on the OTCBB, the OTCQX, or the OTCQB or listed on any national securities exchange or automated interdealer quotation system.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

Prospectus Summary, page 1

2.	Please acknowledge your auditor’s going concern opinion in the summary, and your risk factors.

Response: The Company has included a new paragraph in each of the Prospectus Summary and Risk Factors sections in the Amended Registration Statement regarding the auditor’s going concern opinion.

Private Placement, page 2

3.	We note your response to our prior comment. Please provide us your analysis as to whether a subsequent change of control, following Mr. Coker's disposition of his shares and the April private placement, has occurred. In this regard, we note the following:

●	according to your disclosure, the April private placement placed substantial restrictions upon your operations, management and Board of Directors;

●	your beneficial ownership table suggests that Michael Tyldeseley and Ibrahima Thiam, and affiliated entities, currently control you. If true, please revise your beneficial ownership table to reflect their aggregate, even if indirect, ownership.

Response: The Company does not believe a subsequent change of control occurred following Mr. Coker's disposition of his shares and the consummation of the April private placement.

On April 14, 2020, the Company consummated a private placement of 2,500,000 shares of common stock for gross proceeds of $2,500,000. The Company agreed that, following the closing, it would not take certain material actions without the written consent of the investors in the offering. This is typical in these types of financing transactions, and did not constitute a change of control, because it is still the Company’s management and Board of Directors that make day-to-day decisions with respect to the Company’s business and operations.

Further, while certain securityholders own warrants that could give them control, none of the warrants have been exercised. While the shares underlying the warrants appear on the beneficial ownership table, for reporting purposes, there has not been any effective change of control. As discussed above, it is still the Company’s management and Board of Directors that make day-to-day decisions with respect to the Company’s business and operations.

The Company acknowledges the Commission’s comment and will report any subsequent change of control, should one occur.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

4.	We note here your statement that you will use the proceeds of the private placement, $2,500,000, to explore and evaluate potential merger candidates. We also note your discussion on page 12 that you will investigate potential business combinations and you have included related risk factors. Given that your deli business is closed because of Covid-19 and you intend to explore and evaluate potential merger candidates, please revise your disclosure throughout the prospectus to clarify, if true, that your business is to find and merge with "entities having established operating histories." In this regard, provide us with your analysis as to why you should not be considered a shell company, consistent with Rule 405 of Regulation C.

Response: The Company was incorporated on May 19, 2014, under the laws of the State of Nevada, to develop a new delicatessen concept featuring “home-style” sandwiches and other entrees in a casual and friendly atmosphere. Through its wholly owned subsidiary, Your Hometown Deli LLC, the Company currently operates one delicatessen in its initial location in Paulsboro, New Jersey. Since inception, the Company’s business plan has been to open additional locations, all in small towns and communities, utilizing the look and feel of the current restaurant as a model.

To date, the Company has had limited success operating its current delicatessen and growing and expanding its delicatessen concept. This was exasperated by the arrival of COVID-19, and government actions meant to curtail the spread of the virus. As of March 23, 2020, the Company was forced to temporarily close the delicatessen in compliance with the stay-at-home order that had been issued by the Governor of the State of New Jersey on March 9, 2020. Although the stay-at-home order was lifted, on August 1, 2020, the Governor of New Jersey signed Executive Order No. 171, extending the public health emergency in New Jersey until September 1, 2020.

On September 8, 2020, the Company reopened its delicatessen in Paulsboro, New Jersey. Although the Company is considering adding other lines of business that may be beneficial to its shareholders, it currently plans to continue to operate and assess its existing business. It has never deviated from its busines plan or ceased its business operations and, therefore, it should not be considered a shell company, as defined under Rule 405 of Regulation C.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

5.	Please revise your disclosure to identify the three selling shareholders who purchased shares in the private placement. You disclose that they are some of the selling stockholders in this offering, however, the number of selling stockholders listed on page 30 far exceeds the three you say purchased 2,500,000 of the 2,783,637 shares you are registering for resale.

Response: The names of the three selling shareholders who purchased shares in the private placement, Blackwell Partners LLC – Series A, STAR V Partners LLC and Maso Capital Investments Limited, have been disclosed in the Amended Registration Statement. As a point of clarification, please note that only 1,500,000 shares are being registered on behalf of these three selling shareholders.

Risk Factors, page 4

6.	We note your disclosure, "Our common stock offered in this prospectus is quoted on the OTC Pink under the symbol 'HWIN'." Please include a risk factor describing any related risks specific to the Pink Market.

Response: The Amended Registration Statement has been revised to include a risk factor describing the specific risks on being quoted on the OTC Pink Market.

7.	Please revise to include a risk factor that acknowledges the volatility of the price of the common stock you are offering for resale. In doing so, please acknowledge your most recent quotation price on the Pink Market, the price at which you are offering shares in this registration statement, the price at which you have sold shares in recent private placements and repurchased shares and the exercise price of your various warrants.

Response: The Amended Registration Statement has been revised to include a risk factor that acknowledges the volatility of the price of the common stock the Company is offering for resale.

Our Business, page 10

8.	Please elaborate upon the arrangements you have entered into with Tryon Capital Ventures and VCH Limited for $15,000 and $25,000 per month, respectively, to explain exactly what services each consultant will be providing you. Considering your lack of revenue, please revise your liquidity disclosure to explain how you intend to finance these obligations. If the use of proceeds from your recent private placement will be used for these obligations, please state as much.

Response: As mentioned above, while the Company continues to operate and assess its existing delicatessen business, the Company is also evaluating other lines of business that may be beneficial to its shareholders. To that end, the Company has engaged the services of two consultants, Tryon Capital Ventures and VCH Limited. The consulting services of Tryon Capital Ventures are primarily focused on the Company’s current operations, while VCH Limited’s services are geared toward assessing other opportunities.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

The Amended Registration Statement has been revised to explain exactly what services each of Tryon Capital Ventures and VCH Limited are providing to the Company. In addition, the liquidity disclosure in the Amended Registration Statement has been revised to explain that the Company intends to finance these obligations with proceeds from the recent private placement the Company consummated.

Liquidity and Capital Resources, page 18

9.	We note your auditors have issued a going concern opinion. Please disclose your rate of negative cash flow per month and management’s belief as to the period of time that available cash can sustain your current operations. Please refer to Item 303(a) of Regulation S-K.

Response: As of March 30, 2020, the Company had $11,245 of cash on hand, and a burn rate of approximately $13,000 per month. Therefore, the Company’s auditors issued a going concern opinion in connection with the audit of the Company’s financial statements for the year ended December 31, 2019.

On April 14, 2020, the Company consummated a private placement of 2,500,000 shares of common stock for gross proceeds of $2,500,000. As of September 21, 2020, the Company had approximately $1,700,000 of cash on hand, and a burn rate of approximately $80,000 per month. Therefore, the Company believes it will have sufficient cash to sustain its current operations for the next 12 months. The Amended Registration Statement has been revised to include this disclosure.

10.	We note your disclosure that you fully repaid the notes payable from related party totaling $285,126 along with accrued interest on April 24, 2020. If the loans were repaid using proceeds from the private placement, please state as much. Please also revise to disclose the identity of the related party and disclose the remaining balance of amounts owed to related parties, if any.

Response: The Amended Registration Statement has been revised to clarify that $285,126 of principal and $46,978 of accrued interest were repaid using proceeds from the private placement the Company consummated on April 14, 2020. In addition, the Amended Registration Statement has been further revised to disclose that Peter L. Coker, Jr., our Chairman, was the related party, and that all amounts due have been repaid.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

Selling Shareholders, page 29

11.	For each selling shareholder, please describe the transaction in which they acquired the shares that they are offering for resale.

Response: Attached hereto as Annex A is a spreadsheet that describes how each selling shareholder listed in the Amended Registration Statement acquired the shares they are offering for resale.

Consolidated Financial Statements, page F-1

12.	Please revise to update your financial statements, and accompanying Management's Discussion and Analysis and auditor's consent, to reflect the most recent quarter for which you have recently filed a quarterly report on Form 10-Q.

Response: The Amended Registration Statement has been revised and updated to include the Company’s financial statements, and accompanying Management’s Discussion and Analysis, for the quarter ended June 30, 2020.

General

13.	Please provide the disclosure required by Item 5 of Form S-1 and Regulation 505 of Regulation S-K concerning how you determined the offering price.

Response: The Amended Registration has been revised to note that the offering price of $6.50 per share was determined based upon the closing trading price of the Company’s common stock on the OTC Pink Market on June 8, 2020, the date the Registration Statement on Form S-1 was originally filed with the Commission.

The Company and its management are aware of their responsibility for the accuracy and adequacy of their disclosures in all filings with the Commission, notwithstanding any review, comments, action or absence of action by the staff.

We hope the filing addresses the comments of the Commission. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely,

THE CRONE LAW GROUP

/s/ Mark E. Crone
Mark E. Crone
Partner

Cc:	Paul F. Morina

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

Annex A

Selling Securityholder	Shares being Offered	Description of transaction in which they acquired the shares
Blackwell Partners LLC – Series A	828,000	4/14/20 Private Placement by Issuer Rule 506(b)
Star V Partners LLC	398,250	4/14/20 Private Placement by Issuer Rule 506(b)
Maso Capital Investments Limited	273,750	4/14/20 Private Placement by Issuer Rule 506(b)
IPC-Trading Company	500,000	3/19/20 Private Purchase from Peter L. Coker Jr.
RTO Limited	500,000	3/19/20 Private Purchase from Peter L. Coker Jr.
Europa Capital Investments, LLC	90,400	12/31/19 Debt Conversion with Issuer
Peter L. Coker, Sr.	63,334	2/21/20 36,667 shares purchased in private transaction from Phoenix Associates, Inc.	2/26/20 26,667 shares purchased in private transaction from Leyla Diana Moavenzadeh
Dina C. Dunn	30,000	10/6/14 10,000 shares 6/30/15 20,000 shares	Regulation D Rule 506 Offering by the Issuer
Marvin K. Blount III and Rebecca C. Blount	26,667	2/4/15	Regulation D Rule 506 Offering by the Issuer
John L. Patten Trust	26,667	7/19/14	Regulation D Rule 506 Offering by the Issuer
Lawrence Reichard	13,334	10/15/14 6,000 01/09/15 7,334	Regulation D Rule 506 Offering by the Issuer
Kathleen N. Patten	8,000	06/25/14	Regulation D Rule 506 Offering by the Issuer
Nancy L. Papp	6,700	06/10/15	Regulation D Rule 506 Offering by the Issuer
Irv Pyun	5,000	04/13/20	Purchased in private transaction from Europa
Ronnie R. Bullins	1,333	01/15/15	Regulation D Rule 506 Offering by the Issuer
Amy H. Chan	1,000	12/18/14	Regulation D Rule 506 Offering by the Issuer
London Fall Protection, LP	1,000	12/18/14	Regulation D Rule 506 Offering by the Issuer
Joseph Tony London	1,000	12/18/14	Regulation D Rule 506 Offering by the Issuer

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

United States Securities and Exchange Commission

September 23, 2020

STAT Constructors LP	1,000	12/18/14	Regulation D Rule 506 Offering by the Issuer
John C. Wilson	1,000	10/09/14	Regulation D Rule 506 Offering by the Issuer
David W. Yoder	1,000	10/11/14	Regulation D Rule 506 Offering by the Issuer
Robert E. Fredrick	600	06/04/15	Regulation D Rule 506 Offering by the Issuer
Margaret Maria Dunn	500	5/20/20 Gifted by Europa
Matthew Lee Dunn	500	5/20/20 Gifted by Europa
Robert Llompart	500	5/20/20 Gifted by Europa
Emily Reichard	500	5/20/20 Gifted by Europa
Anthony Bertuzzi	500	5/20/20 Gifted by Europa
Ohio Blasting Equipment & Media Inc.	334	02/04/15	Regulation D Rule 506 Offering by the Issuer
William P. Witt	334	02/21/15	Regulation D Rule 506 Offering by the Issuer
Jeannene Alt	334	02/21/15	Regulation D Rule 506 Offering by the Issuer
Lauren Russo	300	5/20/20 Gifted by Europa
Liza Harris Gantert	200	5/20/20 Gifted by Europa
Emily Jane Becker Harris	200	5/20/20 Gifted by Europa
Maria A. Bernstein c/f George Bernstein	100	5/20/20 Gifted by Europa
Maria A. Bernstein c/f Samantha R. Bernstein	100	5/20/20 Gifted by Europa
Harriett A. Coker	100	5/20/20 Gifted by Europa
James G. Coker	100	5/20/20 Gifted by Europa
Matthew Harris	100	5/20/20 Gifted by Europa
William T. Harris III	100	5/20/20 Gifted by Europa
Linda Hiatt	100	5/20/20 Gifted by Europa
Irene Jasper	100	5/20/20 Gifted by Europa
Alex Paoloni	100	5/20/20 Gifted by Europa
Kathryn Reichard	100	5/20/20 Gifted by Europa
Sandell F. Reichard	100	5/20/20 Gifted by Europa
Stephen Reichard	100	5/20/20 Gifted by Europa
Jessica R. Sweeney	100	5/20/20 Gifted by Europa
Kyle Sweeney	100	5/20/20 Gifted by Europa

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com